Exhibit 12.1

Ratio of Earnings to Fixed Charges

Amounts in Thousands (except ratios)

	Year Ended December 31,					Six Months Ended June 30, 2010
	2005	2006	2007	2008	2009
Earnings:
Pre-tax income from continuing operations	$130,742	$155,278	$173,886	$157,318	$150,634	$66,670
Less: Income from equity investees	803	1,052	1,230	1,414	1,113	548

Pre-tax income from continuing operations before adjustment for income from equity investees	129,939	154,226	172,656	155,904	149,521	66,122
Add:
Fixed charges	19,083	16,694	16,434	13,259	6,956	2,854
Distributions from equity investees	681	1,095	1,245	1,180	1,337	148

Total Earnings	$149,703	$172,015	$190,335	$170,343	$157,814	$69,124

Fixed Charges:
Interest expense and amortization of loan costs (1), (2)	$16,401	$14,948	$14,816	$11,150	$4,693	$1,470
Rental expense interest component (3)	2,682	1,746	1,618	2,109	2,263	1,384

Total Fixed Charges	$19,083	$16,694	$16,434	$13,259	$6,956	$2,854

Ratio of Earnings to Fixed Charges	7.8	10.3	11.6	12.8	22.7	24.2

(1)	Excludes losses recognized on early extinguishment of debt.
(2)	The Company records interest expense accrued on uncertain tax positions as a component of income taxes. The Company has excluded these costs from both the earnings and fixed charges calculation.
(3)	The Company utilized one-third of rental expenses relating to operating leases as the interest portion which it believes is a reasonable approximation of the interest factor.